                                         Filed by Hughes Electronics Corporation
                       Pursuant to Rule 425 under the Securities Act of 1933 and
                                            Deemed Filed Pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                              Subject Companies:  Hughes Electronics Corporation
                                                      General Motors Corporation
                                                  Commission File No. 333-105851
                                                  Commission File No. 333-105853






August 22, 2003

To HUGHES and PanAmSat Employees:

Our Registration Statement on Form S-4 concerning our transaction with News Corporation has been declared effective by the U.S. Securities and Exchange Commission. What this means is, if you are a GMH or GM $1-2/3 shareholder, in the next few weeks you will receive a consent solicitation mailing regarding specific matters relating to the split-off from General Motors Corporation and the transaction with News Corporation. This consent solicitation statement explains why shareholders should vote in favor of the proposals and provides other information regarding the issuance of HUGHES common stock in exchange for GM Class H common stock and the potential issuance of News Corp. Preferred American Depository Shares in exchange for HUGHES common stock.

Shareholder approval will be the first of four key milestones in completing this transaction. The other key conditions that must be satisfied include the receipt by GM of a private letter ruling from the Internal Revenue Service, approval from the Federal Communications Commission and antitrust clearance from the Department of Justice. We currently believe we are on track to receive all of these before the end of the year.

In the coming weeks, some of our senior leaders and Chase Carey will be making presentations at conferences and to large investors to help promote the transaction. Webcasts of some of the presentations will be available through HUGHES.com. We have also applied to list HUGHES common stock on the New York Stock Exchange (NYSE) under the ticker symbol HS.

Unrelated to the transaction, during September the HUGHES Corporate Office will be moving to a building in the same group of high-rises as DIRECTV's Headquarters. The new offices are within sight of our current building, and will provide a more cost-effective location for us in the future.

I will continue to keep you informed as the transaction progresses. You'll find a brief Q&A attached to my letter today. Thank you once again for your diligence and hard work in helping our company achieve its goals.

Sincerely,

Jack

(attach Q&A and Press Release)
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[TRANSITION NEWS HEADING]




                  Employee Questions and Answers - 3rd Edition
                                   August 2003

Thank you for the questions you have submitted. If you have additional questions regarding the News Corp. transaction, send them to employee.communications@hughes.com or call (310) 662-5208 or (888) 832-5306. Questions received will be answered either individually or in Transition News Employee Q&A updates.

PLEASE NOTE: In connection with the shareholder approvals required for this transaction, a comprehensive consent solicitation statement (sometimes referred to as a prospectus) is being distributed to all shareholders of record as of August 1, 2003. This statement contains thorough explanations of the transaction, its risks and its implications. While we are trying to provide some information in response to your questions, some of the more detailed explanations will be covered in the statement. Ample time will be provided after the distribution of the statement for you to carefully review it.

1.       Please explain the timing of the shareholder votes.

         Consent solicitation materials containing the consent card will be printed and mailed to both GMH and GM $1-2/3 shareholders. These materials are currently targeted to arrive in early September. The votes will be counted no sooner than 20 business days after the consent solicitation materials are mailed to both classes of GM shareholders.

2.       If I don't turn in my consent card, does that count as a "no" vote?

         Yes, if you do not turn in your consent card, it will have the same effect as a "no" vote. In this shareholder consent solicitation, the holders of a majority (more than 50%) of the outstanding shares of each class of GM common stock -- GM Class H and GM $1-2/3 -- voting both as separate classes and together as a single class based on their respective voting power, must vote to approve the transaction for it to proceed.

         One exception applies to GMH shares held as part of the Hughes Savings Plan 401(k). If a shareholder doesn't return his/her consent card for the shares held in the 401(k) Plan, it will not necessarily count as a "no" vote. The plan trustee will vote those shares for which no instruction has been given by the shareholder.

3.       Why is HS being reserved as HUGHES' new ticker symbol?

         We looked into other symbols, such as H, HE and HEC but they were all either currently being used or reserved by other companies. HS was the best available. You may look for it on the New York Stock Exchange
         (NYSE) after the Close of the transaction.

4. Can you provide more specifics on what will happen to the GM Class H Stock Fund in my Hughes Savings Plan account when the transaction closes?

         At the Close of the transaction, a Hughes Common Stock Fund will be formed within the Hughes Savings Plan, which will replace the GMH Fund. This fund will be made up of "units" --new Hughes common stock and cash for liquidity -- similar to the GMH Fund.




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[TRANSITION NEWS HEADING]


         GMH stock held in the GMH Fund will be exchanged at the Close for new Hughes common stock.

         Simultaneously, the News Corp. ADS Fund will be formed when News Corp. acquires a percentage (approximately 17.7%) of the new Hughes common stock held in the new Hughes Common Stock Fund. News Corp. will pay for this purchase in News Corp. Preferred American Depository Shares (ADS), or in cash, or with some of each.

         Following this acquisition of Hughes common stock by News Corp., the value of the News Corp. shares credited to your account will be placed in the new News Corp. ADS Fund. You can move money out of the News Corp. ADS Fund into other investment funds, but you cannot contribute to or exchange money (from other funds) into this fund.

         The value of cash (if any) credited to your account from this purchase will be placed into the Plan's Hughes Fixed Income Fund. You may immediately make other investment decisions for this cash, if you wish to move it to other funds.



In connection with the proposed transactions, on August 21, 2003, General Motors Corporation ("GM"), Hughes Electronics Corporation ("Hughes") and The News Corporation Limited ("News") filed definitive materials with the Securities and Exchange Commission ("SEC"), including a Definitive Consent Solicitation Statement of GM on Schedule 14A, a Registration Statement of Hughes on Form S-4 and a Registration Statement of News on Form F-4 that contain a consent solicitation statement of GM, a prospectus of Hughes and a prospectus of News. Investors and security holders are urged to read these materials, as well as any other relevant documents filed or that will be filed with the SEC, as they become available, because these documents contain or will contain important information. These materials and other relevant materials (when they become available) and any other documents filed by GM, Hughes or News with the SEC, may be obtained for free at the SEC's website, www.sec.gov. In addition, the definitive materials that are being mailed to GM stockholders contain information about how to obtain transaction-related documents for free from GM.

GM and its directors and executive officers and Hughes and certain of its executive officers may be deemed to be participants in the solicitation of proxies or consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information about the directors and executive officers of GM and their ownership of GM stock is set forth in the proxy statement for GM's 2003 annual meeting of stockholders. Participants in GM's solicitation may also be deemed to include those persons whose interests in GM or Hughes are not described in the proxy statement for GM's 2003 annual meeting. Information regarding these persons and their interests in GM and/or Hughes was filed pursuant to Rule 425 with the SEC by each of GM and Hughes on April 10, 2003. Investors may obtain additional information regarding the interests of such participants by reading the definitive consent solicitation statement of GM / prospectus of Hughes / prospectus of News.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, Hughes and/or News to differ materially, many of which are beyond the control of GM, Hughes or News include, but are not limited to, the following: (1) operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, which may be greater than expected following the transaction; (2) the regulatory approvals required for


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[TRANSITION NEWS HEADING]


the transaction may not be obtained on the terms expected or on the anticipated schedule; (3) the effects of legislative and regulatory changes; (4) an inability to retain necessary authorizations from the FCC; (5) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (6) the introduction of new technologies and competitors into the subscription television business; (7) changes in labor, programming, equipment and capital costs; (8) future acquisitions, strategic partnerships and divestitures and the ability to access capital to maintain financial flexibility; (9) general business and economic conditions; and (10) other risks described from time to time in periodic reports filed by GM, Hughes or News with the SEC. Those other risks relating to Hughes include, but are not limited to, the uncertainties regarding the operations of DIRECTV Latin America, LLC, Hughes' 75% owned subsidiary, which is currently operating under Chapter 11 bankruptcy proceedings, and the performance of its satellites. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," "forecast," "designed," "goal," "outlook," "objectives," "strategy," "target," or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.





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